EXHIBIT 99.1

Precision Drilling Announces 2023 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 26, 2023 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces 2023 first quarter financial results:

  All key financial metrics including revenue, daily operating margins(1), Adjusted EBITDA(2), and net earnings exceeded results from the same period last year and the fourth quarter of 2022, supported by stronger drilling activity and pricing increases in the U.S. and Canada.
  Precision’s North American drilling activity grew 13% over the first quarter of 2022.
  Revenue was $559 million, an increase of 59% over the first quarter of 2022 and 9% sequentially.
  Revenue per utilization day reached US$34,963 in the U.S. and $32,304 in Canada, while daily operating margins(1) increased to US$14,692 in the U.S. and $13,558 in Canada as drilling rigs continued to reprice at higher day rates.
  Precision continued to scale its Alpha™ and EverGreen™ product lines across its Super Triple rig fleet and grew revenue from these technological and environmental offerings by over 60% from the first quarter of 2022.
  Adjusted EBITDA(2) increased to $203 million, significantly higher than the $37 million reported in the first quarter of 2022, and included a recovery from share-based compensation plans of $12 million compared to an expense of $48 million in the comparative quarter.
  Net earnings were $96 million or $7.02 per share compared with a net loss of $44 million or a $3.25 loss per share in the first quarter of 2022.
  Cash provided by operations was $28 million versus cash used in operations of $65 million in the first quarter of 2022. Funds provided by operations(2) was $160 million compared to $30 million in the comparative quarter.
  Precision remains committed to its 2023 debt reduction target of $150 million and its longer-term targets of reducing debt by $500 million between 2022 and 2025 and achieving a normalized Net Debt to Adjusted EBITDA(2) ratio of less than 1.0 times by the end of 2025.
  Returned $5 million of capital to shareholders through share repurchases.
  Ended the quarter with $42 million of cash and approximately $540 million of available liquidity.
  Completion and Production Services generated revenue of $75 million and Adjusted EBITDA(2) of $17 million, representing increases of 95% and 166%, respectively, from the first quarter of 2022. Precision successfully integrated its 2022 High Arctic acquisition into its operations and is on track to achieve synergies of $5 million, on an annualized basis, in the second quarter.
  Internationally, we have five rigs currently active in the Middle East, increasing to eight by the middle of 2023 as we complete rig recertifications. These eight contracts represent approximately $755 million in backlog revenue that stretches into 2028.
  In April, Precision committed to a $5 million equity investment in CleanDesign Income Corp. (CleanDesign), a key supplier of Precision’s EverGreen™ Battery Energy Storage Systems (BESS). The investment provides Precision with key BESS and power management technologies and is aligned with the Company’s overall emissions reduction strategy.
  Precision decreased its 2023 capital spending budget to $195 million as compared to its initial budget of $235 million. The decrease mainly reflects fewer drilling rig upgrades and lower maintenance costs.
  (1)     Revenue less operating costs per utilization day.
  (2)     See “FINANCIAL MEASURES AND RATIOS.”

Precision’s President and CEO, Kevin Neveu, stated:

“Precision’s financial results exceeded expectations, delivering the highest first quarter revenue, Adjusted EBITDA, and net earnings since 2014, demonstrating our customers’ desire for our High Performance, High Value services and the earnings power of our Super Series fleet. During the quarter, we continued to expand margins, scaled our Alpha™ digital technologies and EverGreen™ suite of environmental solutions, and maintained strict cost control. Our efforts delivered returns to shareholders as we generated $7.02 of net earnings on a per-share basis.

“Precision’s current activity levels remain strong with 57 rigs running in the U.S. compared to 55 at the same time last year. First quarter activity was 17% higher, with normalized average day rates almost US$12,000 above day rates for the same period last year. In Canada, we are currently operating 38 rigs, which is 15% higher than the same time last year. Our first quarter activity was 9% higher than last year, with average day rates approximately $8,000 higher. In the Middle East, we are back to five rigs operating again, about one month ahead of plan, and expect to be running eight rigs by mid-year, slightly ahead of plan.

“We are confident in our business, both in the current year and long-term. Land drilling fundamentals remain strong, Super-Spec rig availability is tight, and Canadian drilling and completions momentum continues to build as the Trans Mountain Expansion project for oil export and the LNG Canada project for natural gas export are nearing completion. Although lower gas prices have introduced some uncertainty in the U.S., we expect this market to strengthen in the second half of the year.

“In 2023, we will continue to focus on what we can control, delivering High Performance, High Value service, maximizing free cash flow through margin expansion and revenue efficiency, scaling our Alpha™ and EverGreen™ offerings, and strengthening our balance sheet. I am confident that we will successfully execute these strategic priorities and continue to deliver returns for our shareholders,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	% Change
Revenue	558,607	351,339	59.0
Adjusted EBITDA(1)	203,219	36,855	451.4
Net earnings (loss)	95,830	(43,844)	(318.6)
Cash provided by (used in) operations	28,356	(65,294)	(143.4)
Funds provided by operations(1)	159,653	29,955	433.0

Cash used in investing activities	78,817	30,343	159.8
Capital spending by spend category(1)
Expansion and upgrade	16,345	9,615	70.0
Maintenance and infrastructure	34,450	26,787	28.6
Proceeds on sale	(7,765)	(2,847)	172.7
Net capital spending(1)	43,030	33,555	28.2

Net earnings (loss) per share:
Basic	7.02	(3.25)	(316.0)
Diluted	5.57	(3.25)	(271.4)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2023	2022	% Change
Contract drilling rig fleet	225	227	(0.9)
Drilling rig utilization days:
U.S.	5,382	4,590	17.3
Canada	6,168	5,653	9.1
International	433	540	(19.8)
Revenue per utilization day:
U.S. (US$)	34,963	24,299	43.9
Canada (Cdn$)	32,304	24,263	33.1
International (US$)	51,753	50,235	3.0
Operating costs per utilization day:
U.S. (US$)	20,271	18,370	10.3
Canada (Cdn$)	18,746	15,398	21.7

Service rig fleet	118	123	(4.1)
Service rig operating hours	58,341	38,265	52.5

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2023	December 31, 2022
Working capital(1)	248,848	60,641
Cash	41,619	21,587
Long-term debt	1,161,626	1,085,970
Total long-term financial liabilities	1,238,741	1,206,619
Total assets	2,891,399	2,876,123
Long-term debt to long-term debt plus equity ratio (1)	0.46	0.47

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended March 31, 2023:

  Revenue of $559 million was 59% higher than in 2022 and the result of increased North American drilling and service activity and day rates, partially offset by lower international activity. Drilling rig utilization days increased 17% in the U.S. and 9% in Canada, and well service activity increased 53% as compared with the first quarter of 2022.
  Adjusted EBITDA was $203 million, $166 million higher than 2022, mainly due to increased activity and day rates and lower share-based compensation. Share-based compensation recovery was $12 million, approximately $60 million lower than in 2022 as a result of our lower share price. Please refer to “Other Items” later in this news release for additional information on share-based compensation charges.
  Adjusted EBITDA as a percentage of revenue was 36% as compared with 10% in 2022.
  General and administrative expenses were $16 million, $40 million lower than in 2022 due to lower share-based compensation charges.
  Net finance charges were $23 million, an increase of $2 million from 2022 due to higher variable interest rates and the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.
  Our U.S. revenue per utilization day was US$34,963 compared with US$24,299 in 2022. The increase was primarily the result of higher fleet average day rates, partially offset by lower turnkey revenue. We recognized revenue from turnkey projects of US$7 million compared with US$12 million in 2022. Revenue per utilization day, excluding the impact of turnkey, was US$33,721, compared to US$21,765 in the previous quarter, an increase of $11,956 or 55%. Revenue per utilization day, excluding turnkey revenue, increased US$3,169 from the fourth quarter of 2022.
  Our U.S. operating costs per utilization day increased to US$20,271, compared with US$18,370 in 2022 due to higher repairs and maintenance costs and field wages, partially offset by lower turnkey activity. Operating costs per utilization day, excluding turnkey, were US$19,421 compared with US$16,095 in the previous quarter. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day increased US$766.
  In Canada, revenue per utilization day was $32,304 compared with $24,263 in 2022. The increase was a result of higher day rates and increased labor and cost recoveries. Sequentially, revenue per utilization day increased $2,418.
  Our Canadian operating costs per utilization day increased to $18,746, compared with $15,398 in 2022, due to higher field wages and repairs and maintenance expenses. Sequentially, our daily operating costs increased $1,208.
  Completion and Production Services revenue and Adjusted EBITDA were $75 million and $17 million, respectively, compared with $38 million and $7 million in 2022.
  We realized US$22 million of international contract drilling revenue compared with US$27 million in 2022.
  Cash provided by operations was $28 million compared with cash used in operations of $65 million in 2022. We generated $160 million of funds provided by operations compared with $30 million in 2022. Our increased activity, revenue efficiency, operational leverage and day rates contributed to higher cash generation in the current quarter.
  Capital expenditures were $51 million compared with $36 million in 2022. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $16 million for expansion and upgrades and $35 million for the maintenance of existing assets and infrastructure.
  We ended the quarter with $42 million of cash and approximately $540 million of available liquidity.

STRATEGY

Precision’s 2023 strategic priorities and the progress made during the first quarter are as follows:

  Deliver High Performance, High Value service through operational excellence.
    Grew our average active rig count by 17% in the U.S. and 9% in Canada as compared with the same period last year.
    Increased service rig operating hours 53% over the first quarter of 2022. With the successful acquisition of High Arctic’s well servicing business in July 2022, Precision is now the leading provider of high-quality and reliable services in Canada.
    Reinvested $51 million into our equipment and infrastructure and expect a total investment of $195 million in 2023.
    Subsequent to quarter end, we committed to a $5 million equity investment in CleanDesign, a key supplier of our EverGreenTM BESS. The investment provides Precision with key BESS and power management technologies and is aligned with the Company’s overall ESG strategy.
  Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions.
    Realized daily operating margins (revenue less operating costs per utilization day) of US$14,692 in the U.S. and $13,558 in Canada. Sequentially, our daily operating margins have increased in the U.S. and Canada 23% and 10%, respectively.
    Grew Alpha™ and EverGreen™ revenue by over 60% compared with the first quarter of 2022.
    Ended the quarter with 73 of our AC Super Triple rigs equipped with Alpha™, representing a 46% increase over the same quarter last year.
    Continued to scale our EverGreen™ product line, adding two EverGreen™ BESS, three EverGreen™ Integrated Power and Emissions Monitoring Systems and 11 high mast LED lighting systems to our fleet.
  Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025.
    Returned $5 million of capital to shareholders by repurchasing and cancelling 67,073 common shares.
    Cash provided by operations during the quarter was $28 million, $131 million lower than in the fourth quarter of 2022 due to the build-up of working capital from seasonal cash demands of our business, annual compensation payments and $39 million of cash interest payments.
    Expect to generate positive cash flow from operations in the second quarter and repay the majority of the $78 million drawn on our Senior Credit Facility in the first quarter.
    Remain committed to reducing debt by at least $150 million in 2023, with the majority of this expected to occur in the second half of the year.

OUTLOOK

Over the past few years, our customer base has shifted priorities from growth to shareholder returns. Similarly, the land drilling sector is demonstrating strict capital discipline, where despite strong customer demand and high utilization of Super Specification (Super-Spec) rigs, drilling contractors are funding only the most attractive capital investment opportunities and dismissing discussions of new rig builds. These dynamics are producing a more sustainable and predictable operating environment and ultimately generating better investor returns.

Energy industry fundamentals continue to support drilling activity for oil and natural gas despite broad economic concerns and geopolitical instability. Oil prices are supported by demand growth reemerging in China, OPEC holding steady on production quotas, and years of underinvestment and capital discipline by producers, which are limiting supply growth. We therefore expect drilling activity to improve in oil basins in the second half of the year as customers seek to generate appropriate investment returns, maintain production levels and replenish inventories. Natural gas is demonstrating short-term price weaknesses; however, this lower-carbon energy source is becoming increasingly favorable as countries around the world stress the importance of sustainability, decarbonization and energy security. With demand for Liquified Natural Gas (LNG) exports growing and the next wave of North America LNG projects expected to begin coming online in 2025 (including LNG Canada), we anticipate a sustained period of elevated natural gas drilling activity.

In Canada, industry activity is supported by imminent hydrocarbon export capacity increases with the Trans Mountain oil pipeline and the Coastal GasLink pipeline, each expected to begin operations within the next 12 months. Northwestern Alberta and northeastern British Columbia natural gas developments are prime beneficiaries of the LNG Canada project and the January 2023 agreement between the British Columbia government and the Blueberry River First Nation has facilitated a significant increase in 2023 drilling license approvals, which should lead to more drilling activity in the region. Large pad drilling programs are ideally suited for Super Triple drilling rigs, resulting in strong customer interest for these rigs for the next several years. On the oil side, we expect activity to remain strong as Canadian producers are benefitting from a favorable U.S. exchange rate and a reduced heavy oil differential. Precision’s Super Single rigs are well suited for long-term conventional heavy oil development in the oil sands and Clearwater formation. Looking at the second half of the year, we expect our Super Triple fleet to be fully utilized with demand exceeding supply and our Super Single pad capable rigs to be highly utilized. Accordingly, the tightening of available Super-Spec rigs is expected to drive higher day rates, increase demand for term contracts, and could necessitate customer-funded rig upgrades or rig moves from the U.S.

In the U.S., drilling activity has been increasing since mid-2020 but recently declined due to lower natural gas prices. We expect demand to improve in the second half of the year as customers continue to high-grade rigs to the latest pad drilling, AlphaAutomationTM equipped rigs and modestly increase rig counts in oily basins to maintain production.

Our AlphaTM technologies and EverGreenTM suite of environmental solutions continue to gain momentum and have become key competitive differentiators for our rigs as these offerings deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint. We currently have nine EverGreen™ BESS deployed in the field and have commitments for two additional deployments in the second quarter as customer interest continues to rise for this low emission power source. We recently expanded our partnership with CleanDesign, a key supplier of EverGreenTM BESS, through a $5 million equity investment commitment. This partnership will ensure we can meet the expected demand for BESS and is aligned with our overall emissions reduction strategy.

Internationally, we currently have five rigs working on term contracts, two in Kuwait and three in the Kingdom of Saudi Arabia, increasing to eight by the middle of the year following successful contracting in 2022. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

The outlook for our Precision Well Servicing business remains positive with strong customer demand supporting maintenance and completion activity. We have successfully integrated High Arctic’s well servicing assets and associated rental business that we acquired in July 2022. By leveraging our existing platform and continuing our strict focus on cost control, we have realized annual run-rate cost synergies of approximately $4 million and expect to achieve our $5 million target in the second quarter.

Commodity Prices

First quarter average West Texas Intermediate and Western Canadian Select oil prices decreased 19% and 29%, respectively, from 2022. Average Henry Hub and AECO natural gas prices declined 39% and 32%, respectively from 2022.

	For the three months ended March 31,		Year ended December 31,
	2023	2022	2022
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	76.11	94.29	94.23
Western Canadian Select (per barrel) (US$)	56.31	79.77	78.15
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.77	4.57	6.51
Canada
AECO (per MMBtu) (CDN$)	3.25	4.77	5.43

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 25, 2023. For those quarters ending after March 31, 2023, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 25, 2023:
U.S.	27	29	31	35	40	37	26	18
Canada	6	8	10	16	19	20	18	15
International	6	6	6	6	4	6	8	8
Total	39	43	47	57	63	63	52	41

The following chart outlines the average number of drilling rigs that we had under term contract for 2022 and the average number of rigs we have under term contract as at April 25, 2023.

	Average for the year ended
	2022	2023
Average rigs under term contract as of April 25, 2023:
U.S.	31	30
Canada	10	18
International	6	7
Total	47	55

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. Internationally, we expect to have eight rigs under long term contract beginning in the second half of 2023.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	51	55	57	60	60
Canada	63	37	59	66	69
International	6	6	6	6	5
Total	120	98	122	132	134

According to industry sources, as at April 25, 2023, the U.S. active land drilling rig count has increased 8% from the same point last year while the Canadian active land drilling rig count has increased 4%. To date in 2023, approximately 79% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 80% for the U.S. and 59% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We remain committed to disciplined cash flow management, capital spending and returning capital to shareholders. We reduced our 2023 capital spending budget from $235 million to $195 million in response to lower expected capital upgrades and maintenance capital. Capital spending by spend category includes $146 million for sustaining, infrastructure and intangibles and $49 million for expansion and upgrades. We expect that the $195 million will be split as follows: $183 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment, and $1 million in the Corporate segment. At March 31, 2023, Precision had capital commitments of approximately $199 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2023 expect to reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Our long-term debt reduction target from the beginning of 2022 through to the end of 2025 is $500 million and target Net Debt to Adjusted EBITDA leverage ratio of below 1.0 times, while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

On April 11, 2023, S&P Global Ratings raised our issuer credit rating on our Unsecured Senior Notes to ‘B+’ from ‘B’.

SEGMENTED FINANCIAL RESULTS

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022	% Change
Revenue:
Contract Drilling Services	486,076	314,145	54.7
Completion and Production Services	74,523	38,238	94.9
Inter-segment eliminations	(1,992)	(1,044)	90.8
	558,607	351,339	59.0
Adjusted EBITDA:(1)
Contract Drilling Services	189,123	71,174	165.7
Completion and Production Services	17,406	6,539	166.2
Corporate and Other	(3,310)	(40,858)	(91.9)
	203,219	36,855	451.4

(1)    See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change
Revenue	486,076	314,145	54.7
Expenses:
Operating	287,067	230,051	24.8
General and administrative	9,886	12,920	(23.5)
Adjusted EBITDA(1)	189,123	71,174	165.7
Adjusted EBITDA as a percentage of revenue(1)	38.9%	22.7%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	60	744	51	603

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	69	221	63	205

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change
Revenue	74,523	38,238	94.9
Expenses:
Operating	54,792	29,967	82.8
General and administrative	2,325	1,732	34.2
Adjusted EBITDA(1)	17,406	6,539	166.2
Adjusted EBITDA as a percentage of revenue(1)	23.4%	17.1%
Well servicing statistics:
Number of service rigs (end of period)	118	123	(4.1)
Service rig operating hours	58,341	38,265	52.5
Service rig operating hour utilization	55%	46%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $3 million as compared with $41 million in the first quarter of 2022. Our current quarter Adjusted EBITDA was positively impacted by decreased share-based compensation costs due to our lower share price.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2022 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Cash settled share-based incentive plans	(12,095)	47,211
Equity settled share-based incentive plans	480	427
Total share-based incentive compensation plan expense (recovery)	(11,615)	47,638

Allocated:
Operating	(1,883)	10,920
General and Administrative	(9,732)	36,718
	(11,615)	47,638

Cash settled share-based compensation recovery for the quarter was $12 million as compared with an expense of $47 million in 2022. Our 2023 recovery was primarily due to a 33% decrease in our share price from the start of the year, whereas the expense in 2022 reflected our share price increasing by approximately 100% over the comparable period.

As at March 31, 2023, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Finance charges were $23 million as compared with $21 million in 2022. Our increased finance charges were primarily due to higher variable interest rates and the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest. Interest charges on our U.S. denominated long-term debt were US$15 million ($21 million) as compared with US$15 million ($19 million) in 2022.

Income Tax

Income tax expense for the quarter was $18 million as compared with $1 million in 2022. During the first quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million(1) (extendible, revolving term credit facility with US$300 million accordion feature)	US$102 million drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025(1)
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$17 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $22 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$21 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At March 31, 2022, we had $1,178 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,103 million at December 31, 2022. The current blended cash interest cost of our debt is approximately 7.0%.

On April 11, 2023, S&P Global Ratings raised our issuer credit rating on our Unsecured Senior Notes to ‘B+’ from ‘B’.

Covenants

At March 31, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.36
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	5.41
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	5.41

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Average shares outstanding

The following tables reconcile net earnings (loss) and the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended March 31,
	2023	2022
Net earnings (loss) - basic	95,830	(43,844)
Effect of share options and other equity compensation plans	(13,244)	—
Net earnings (loss) - diluted	82,586	(43,844)

	For the three months ended March 31,
(Stated in thousands)	2023	2022
Weighted average shares outstanding – basic	13,648	13,479
Effect of share options and other equity compensation plans	1,191	—
Weighted average shares outstanding – diluted	14,839	13,479

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2022			2023
Quarters ended	June 30	September 30	December 31	March 31
Revenue	326,016	429,335	510,504	558,607
Adjusted EBITDA(1)	64,099	119,561	91,090	203,219
Net earnings (loss)	(24,611)	30,679	3,483	95,830
Net earnings (loss) per basic share	(1.81)	2.26	0.27	7.02
Net earnings (loss) per diluted share	(1.81)	2.03	0.27	5.57
Funds provided by operations(1)	60,373	81,327	111,339	159,653
Cash provided by operations	135,174	8,142	159,082	28,356

(Stated in thousands of Canadian dollars, except per share amounts)	2021			2022
Quarters ended	June 30	September 30	December 31	March 31
Revenue	201,359	253,813	295,202	351,339
Adjusted EBITDA(1)	28,944	45,408	63,881	36,855
Net loss	(75,912)	(38,032)	(27,336)	(43,844)
Net loss per basic share	(5.71)	(2.86)	(2.05)	(3.25)
Net loss per diluted share	(5.71)	(2.86)	(2.05)	(3.25)
Funds provided by operations(1)	12,607	33,525	62,681	29,955
Cash provided by (used in) operations	42,219	21,871	59,713	(65,294)

(1)   See “FINANCIAL MEASURES AND RATIOS.”

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Loss and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Adjusted EBITDA by segment:
Contract Drilling Services	189,123	71,174
Completion and Production Services	17,406	6,539
Corporate and Other	(3,310)	(40,858)
Adjusted EBITDA	203,219	36,855
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(483)	(518)
Finance charges	22,920	20,730
Loss (gain) on investments and other assets	4,230	(5,569)
Incomes taxes	18,455	713
Net earnings (loss)	95,830	(43,844)

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Capital spending by spend category
Expansion and upgrade	16,345	9,615
Maintenance and infrastructure	34,450	26,787
	50,795	36,402
Proceeds on sale of property, plant and equipment	(7,765)	(2,847)
Net capital spending	43,030	33,555
Business acquisitions	28,000	—
Purchase of investments and other assets	55	—
Changes in non-cash working capital balances	7,732	(3,212)
Cash used in investing activities	78,817	30,343

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At December 31,	At December 31,
(Stated in thousands of Canadian dollars)	2023	2022
Current assets	515,439	470,670
Current liabilities	266,591	410,029
Working capital	248,848	60,641

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2023;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2023;
  anticipated activity levels, demand for our drilling rigs, day rates and margins in 2023;
  the average number of term contracts in place for 2023;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  anticipated timing and amount of costs savings from acquired well servicing and rental assets;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$41,619	$21,587
Accounts receivable	437,258	413,925
Inventory	36,562	35,158
Total current assets	515,439	470,670
Non-current assets:
Income tax recoverable	695	1,602
Deferred tax assets	454	455
Right-of-use assets	59,493	60,032
Property, plant and equipment	2,280,492	2,303,338
Intangibles	18,550	19,575
Investments and other assets	16,276	20,451
Total non-current assets	2,375,960	2,405,453
Total assets	$2,891,399	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$248,140	$392,053
Income taxes payable	3,379	2,991
Current portion of lease obligations	12,787	12,698
Current portion of long-term debt	2,285	2,287
Total current liabilities	266,591	410,029

Non-current liabilities:
Share-based compensation	17,154	60,133
Provisions and other	7,518	7,538
Lease obligations	52,443	52,978
Long-term debt	1,161,626	1,085,970
Deferred tax liabilities	46,482	28,946
Total non-current liabilities	1,285,223	1,235,565
Shareholders’ equity:
Shareholders’ capital	2,313,746	2,299,533
Contributed surplus	73,035	72,555
Deficit	(1,205,443)	(1,301,273)
Accumulated other comprehensive income	158,247	159,714
Total shareholders’ equity	1,339,585	1,230,529
Total liabilities and shareholders’ equity	$2,891,399	$2,876,123

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022

Revenue	$558,607	$351,339
Expenses:
Operating	339,867	258,974
General and administrative	15,521	55,510
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	203,219	36,855
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(483)	(518)
Finance charges	22,920	20,730
Loss (gain) on investments and other assets	4,230	(5,569)
Earnings (loss) before income taxes	114,285	(43,131)
Income taxes:
Current	841	970
Deferred	17,614	(257)
	18,455	713
Net earnings (loss)	$95,830	$(43,844)
Net earnings (loss) per share:
Basic	$7.02	$(3.25)
Diluted	$5.57	$(3.25)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Net earnings (loss)	$95,830	$(43,844)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(4,140)	(16,971)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	2,673	12,768
Comprehensive income (loss)	$94,363	$(48,047)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)	$95,830	$(43,844)
Adjustments for:
Long-term compensation plans	(4,117)	31,212
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(502)	(271)
Finance charges	22,920	20,730
Income taxes	18,455	713
Loss (gain) on investments and other assets	4,230	(5,569)
Income taxes paid	(171)	(227)
Interest paid	(39,375)	(38,161)
Interest received	116	29
Funds provided by operations	159,653	29,955
Changes in non-cash working capital balances	(131,297)	(95,249)
	28,356	(65,294)
Investments:
Purchase of property, plant and equipment	(50,795)	(36,402)
Proceeds on sale of property, plant and equipment	7,765	2,847
Business acquisitions	(28,000)	—
Purchase of investments and other assets	(55)	—
Changes in non-cash working capital balances	(7,732)	3,212
	(78,817)	(30,343)
Financing:
Issuance of long-term debt	139,049	88,124
Repayments of long-term debt	(61,344)	(8,190)
Repurchase of share capital	(4,993)	—
Issuance of common shares on the exercise of options	—	1,396
Lease payments	(1,961)	(1,567)
	70,751	79,763
Effect of exchange rate changes on cash	(258)	(612)
Increase (decrease) in cash	20,032	(16,486)
Cash, beginning of period	21,587	40,588
Cash, end of period	$41,619	$24,102

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net loss for the period	—	—	—	95,830	95,830
Other comprehensive income for the period	—	—	(1,467)	—	(1,467)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(4,993)	—	—	—	(4,993)
Share-based compensation expense	—	480	—	—	480
Balance at March 31, 2023	$2,313,746	$73,035	$158,247	$(1,205,443)	$1,339,585

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(43,844)	(43,844)
Other comprehensive loss for the period	—	—	(4,203)	—	(4,203)
Share options exercised	1,970	(574)	—	—	1,396
Settlement of Executive Performance Share Units	14,083	—	—	—	14,083
Share-based compensation reclassification	—	(219)	—	—	(219)
Share-based compensation expense	—	646	—	—	646
Balance at March 31, 2022	$2,297,497	$76,164	$130,577	$(1,310,824)	$1,193,414

FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Wednesday, April 26, 2023.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BI0f12c61ee4a84326802825fae40c640b

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/4jaytie7

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com